                                 TRADENAME AGREEMENT

THIS AGREEMENT, made this ___ day of ____________________, 1981, between Lincoln National Corporation ("LNC") and Lincoln National Growth Fund, Inc. (the "Fund").

                                W I T N E S S E T H:

     LNC, an Indiana Corporation, holds diversified interests, primarily in insurance and related financial service companies. Various subsidiary and affiliated corporations organized or acquired by LNC use the words "Lincoln National" in their names and businesses, and these words when used by a company associated with LNC have a recognized business acceptance and identity throughout the United States and in foreign countries. The right to use the words "Lincoln National" as a part of a corporate name and business is an asset of LNC, and it is entitled to protect its valuable property right against improper use by others.

     Lincoln National Pension Insurance Company, a second-tier subsidiary of LNC, has agreed to act as investment adviser to the Fund. LNC believes that it is in its best interests to agree to make the words "Lincoln National" available for use by the Fund so long as the Fund has in effect an investment advisory contract with Lincoln National Pension Insurance Company.

     Accordingly, in consideration of the premises and for other good and valuable consideration, the parties hereto agree as follows:

     1. The use of the words "Lincoln National" as a part of the corporate name and business of Fund is subject to consent of LNC, which consent is hereby granted upon the conditions and terms set forth herein.

     2. The Fund is authorized to use the words "Lincoln National" in its corporate name and business only while the Fund is a party to an investment advisory contract with Lincoln National Pension Insurance Company and for a period not exceeding 90 days following the termination of any such contract. In the event that the Fund ceases to be a party to an investment advisory contract with Lincoln National Pension Insurance Company the Fund shall promptly take such steps as may be necessary to change its corporate name and business practices so as to eliminate the words "Lincoln National" therefrom and within a period of not exceeding 90 days following the termination of such contract, the Fund shall cease to identify itself and its business by a name containing the words "Lincoln National" or any name that, in the opinion of LNC, is confusingly similar, or indicates an affiliation with LNC or any of its subsidiaries and affiliates.

     3    The use of the words "Lincoln National" by the Fund shall not prevent
LNC or any of its subsidiaries or affiliates, or any of their respective successors or assigns, from using or Permitting the use of the words "Lincoln National" alone or with any other word or words by or in connection with any other entity or business, whether or not the same directly or indirectly competes or conflicts with the Fund or its business in any manner.

     IN WITNESS WHEREOF, LNC and the Fund have caused this Agreement to be executed by their duly authorized officers and their corporate seals to be hereunto affixed, all upon the day aforesaid.

Attest:                            LINCOLN NATIONAL CORPORATION


_______________________________    By _________________________________
     Assistant Secretary                     Vice President

Attest:                            LINCOLN NATIONAL GROWTH
                                     FUND, INC.


________________________________   By _________________________________
          Secretary                          Vice President


                                         -2-